Exhibit 99.52

NATIONAL INSTRUMENT FORM 51-102F3

MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE SECURITIES ACT (BRITISH COLUMBIA)
AND NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

Burcon NutraScience Corporation (“Burcon”)
1946 West Broadway
Vancouver, British Columbia
V6J 1Z2
Phone: (604) 733-0896

Item 2.	Date of Material Change

November 12, 2010

Item 3.	Press Release

November 15, 2010

The press release was disseminated through Canada Newswire Limited, Canada Stockwatch and Market News. It was also filed with the regulatory authorities via SEDAR.

Item 4.	Summary of Material Change

On November 15, 2010 Burcon announced that it had agreed to amend the license and development agreement (the “License and Development Agreement) dated September 16, 2003 and as amended on June 18, 2007 made among Burcon, Burcon’s wholly-owned subsidiary, Burcon NutraScience (MB) Corp. and Archer Daniels Midland Company (“ADM”).

Item 5.	Full Description of Material Change

On November 15, 2010 Burcon announced that it had entered into an agreement (the “Amendment”) to amend the license and development agreement (the “License and Development Agreement) dated September 16, 2003 and as amended on June 18, 2007 made among Burcon, Burcon’s wholly-owned subsidiary, Burcon NutraScience (MB) Corp. and Archer Daniels Midland Company (“ADM”). Under the terms of the Amendment, the parties agreed to extend the Development Period (as defined in the License and Development

Agreement) under the License and Development Agreement to provide that the “Approval Date” in Section 2.2 will be deemed to be March 1, 2011. Pursuant to Section 2.7 of the License and Development Agreement, ADM may, during the Development Period but prior to the Approval Date, determine that it does not wish to continue with the development and commercialization of the Products and terminate the License and Development Agreement.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Johann F. Tergesen
1946 West Broadway
Vancouver, B.C. V6J 1Z2
Telephone: (604) 733-0896

Item 9.	Date of Report

November 22, 2010